UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 16, 2007

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On February 16, 2007, John A. Rife announced that he will retire as President and Chief Executive Officer on May 16, 2007. Mr. Rife will continue to serve on the Board of Directors of United Fire & Casualty Company and its subsidiary companies and will retain the position of President of the Company's subsidiary, United Life Insurance Company, a post he has held since 1984.

On February 20, 2007, Byron G. Riley announced that he will retire as a Director of United Fire & Casualty Company, effective May 16, 2007.

(c) On February 16, 2007, the company announced that Randy A. Ramlo, its current Executive Vice president and Chief Operating officer, will become the President and Chief Executive Officer of the Company, effective May 16, 2007.

The Company issued a press release on February 19, 2007; regarding Mr. Rife's retirement as President and Chief Executive Officer, and Mr. Ramlo's appointment as President and Chief Executive Officer of the Company. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

   (a) Not applicable.

   (b) Not applicable.

   (c) Exhibits.

   The following exhibits are furnished herewith.

Exhibit 99.1	Press release, dated February 19, 2007, announcing the retirement of John A. Rife, President and Chief Executive Officer and the appointment of Randy A. Ramlo to President and Chief Executive Officer.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

February 20, 2007
(Date)

/s/ John A. Rife
John A. Rife, Chief Executive Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

For: United Fire & Casualty Company
118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909

Contact: John A. Rife, President/CEO, 319-399-5700

John A. Rife to retire as President and CEO of United Fire, continuing as President of United Life; Current Executive Vice President and COO Randy A. Ramlo Named as Successor

CEDAR RAPIDS, IOWA—February 19, 2007—United Fire & Casualty Company (UFCS) today announced that John A. Rife will retire as president and chief executive officer on May 16, 2007, after leading the company for a decade. Rife will continue to serve on the board of directors of United Fire & Casualty Company and its subsidiary companies and will retain the position of president of the company's subsidiary, United Life Insurance Company, a post he has held since 1984.

In addition, as part of its long-term plan of succession, the company has named Randy A. Ramlo, its current executive vice president and chief operating officer, to the post of president and chief executive officer of the company, effective May 16, 2007.

"It has been a true honor and privilege to serve as president and chief executive officer of United Fire Group, a path I did not anticipate taking when I joined the company more than 30 years ago as training director of the life insurance segment," said President & CEO John A. Rife.

"I am grateful for the leadership position entrusted to me by our chairman, Scotty McIntyre Jr., who I feel is the brightest talent in our industry. Having his guidance and counsel over the years has been a tremendous experience, helping me effectively lead the company toward its growth and profit goals."

"Although my decision to retire has been a difficult one, I feel our company is well positioned for a leadership change at this time and I have great confidence in the abilities of our management team and our employees, whose many contributions are the reason behind our company's ongoing success.

"My decision to retire was also made easier knowing that my duties would be passed on to Randy Ramlo, an exceptional individual who I have had the pleasure to work closely with over the past few years in preparation for this transition. I feel Randy is extremely capable of leading our company and building upon its success, and I am excited to see the company grow and prosper under his direction."

"I am thankful for the support given to me over the years by our employees, agents and board members, all of whom have made my time at United Fire & Casualty Company memorable and rewarding. I am pleased to be able to continue working for the company as president of United Life, which allows me the opportunity to be available to the management team for advice and guidance and to spend more time with my wife, children and grandchildren.

Rife added, "After 10 years of driving the bus, I'm happy to take a seat in the back."

Ramlo, 45, has served as the company's executive vice president since 2004 and chief operating officer since 2006. A 23-year member of our company, he joined United Fire in 1984 as a commercial underwriter and was promoted to underwriting manager in 1996. From 2001 to 2004, he served as vice president of fidelity and surety. Ramlo holds a B.A. degree from the University of Northern Iowa and has obtained the following professional insurance designations: AIM, AFSB, ARM and CPCU. He serves on the board of directors of the United Way of East Central Iowa and is also a member of the CPCU Society and Surety Association of Iowa. In 2006-2007, he served as corporate recruitment chairman of the Juvenile Diabetes Research Foundation's Walk to Cure Diabetes fundraiser.

Ramlo becomes the fourth CEO in the company's 61-year history.

Rife, 64, has served as the company's president since 1997 and chief executive officer since 2000. He joined United Fire in 1976 as training director for the life subsidiary, United Life Insurance Company. Over the next eight years, he was named United Life's assistant vice president and marketing manager and then vice president of marketing. He became president of United Life in 1984. Rife holds a B.A. degree from the University of Iowa and the Chartered Life Underwriter professional insurance designation from American College. He serves on the boards of directors of United Fire & Casualty Company and its subsidiaries, Cedar Rapids Bank & Trust and QCR Holdings Inc. He also serves on the boards of trustees of United Way of East Central Iowa, Mercy Medical Center and Priority One, an economic development division of the Cedar Rapids Area Chamber of Commerce.

During his 30-year career at United Fire & Casualty Company, Rife has earned a reputation as a strong, ethical and caring leader who has an incredible ability to remember the names and faces of people he meets. His management style is typified by his frequent contact and communication with not only members of the management team, but the entire employee population.

Under Rife's leadership, the company has experienced record levels of growth and profitability. In the past 10 years, the company's total assets have nearly tripled, rising from $1 billion in 1996 to $2.8 billion in 2006. Between 1996 and 2006, the company's net income increased from approximately $22 million to $88 million and stockholders' equity increased from approximately $228 million to $681 million.

"John has done a tremendous job," said Scott McIntyre Jr., chairman of the board. "He has done a lot better than I could ever have done, but I'm confident Randy will do equally as well."

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. Its products are marketed principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 14th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For more information about United Fire & Casualty Company and its products and services, visit our website at www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Among the factors that could cause our actual outcomes and results to differ are the following:

- the adequacy of our reserves established for Hurricanes Katrina and Rita, which are based on management estimates;
- developments in domestic and global financial markets that could affect our investment portfolio and financing plans;
- additional government and NASDAQ policies relating to corporate governance, and the cost to comply;
- changing rates of inflation;
- the valuation of invested assets;
- the valuation of pension and post-retirement benefit obligations;
- the calculation and recovery of deferred policy acquisition costs;
- the resolution of legal issues pertaining to the World Trade Center catastrophe;
- the ability to maintain and safeguard the security of our data;
- the resolution of regulatory and legal issues pertaining to Hurricane Katrina; and
- our relationship with our reinsurers.

These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission (the "SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 1, 2006, in our registration statement on Form S-3 filed with the SEC on April 10, 2006, in the "Risk Factors" section of our Final Prospectus Supplement filed with the SEC on May 12, 2006, and in our report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on October 30, 2006.